EXHIBIT 99.1

Safe Bulkers, Inc. Declares Quarterly Dividend of $ 0.15 per Share

Athens, Greece – May 6, 2009 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, today declared a quarterly dividend of $0.15 per share for the first quarter of 2009.

Dividend Declaration

The Company today declared a cash dividend on its common stock of $0.15 per common share payable on or about May 29, 2009 to shareholders of record at the close of trading of the Company's common stock on the New York Stock Exchange (the “NYSE”) on May 22, 2009. The Company has 54,508,907 shares of common stock outstanding as of today.

This is the fourth consecutive cash dividend the Company has declared since its initial public offering on May 28, 2008. The dividend for the first quarter of 2009 was maintained at the same level as that for the previous quarter.

The Board is continuing a policy to pay out a portion of the Company’s free cash flow at a level it considers prudent in light of the current economic and financial environment. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company, and will depend on, among other things, the Company’s earnings, financial condition and cash requirements and availability, the Company’s ability to obtain debt and equity financing on acceptable terms as contemplated by the Company’s growth strategy, the restrictive covenants in the Company’s existing and future debt instruments and global economic conditions.

Management Commentary

Polys Hajioannou, Chairman of the Board of Directors and Chief Executive Officer of the Company said: “We are happy to declare a dividend for the first quarter of 2009 at the same level as that for the previous quarter. Our decisions on dividend policy will continue to be shaped by what better serves the long-term interests of our Company and all our shareholders, considering among other things the financial and charter market conditions during the current recession, as well as our commitment in and belief in the long term prospects of the dry bulk sector.”

About Safe Bulkers, Inc.

The Company’s subsidiaries provide marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of such services. The Company’s common stock is listed on the NYSE where it trades under the symbol “SB”. The Company’s subsidiaries currently own 13 Japanese-built drybulk vessels, all built post 2003, and have contracted to acquire additional drybulk newbuild vessels to be delivered at various times through 2010.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States, and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Telephone: +30 (210) 899-4980

Fax:

   +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax:  (212) 661-7526

E-Mail: safebulkers@capitallink.com